November 6, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  Electromed, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed November 5, 2012

File No. 01-34839

Dear Ms. Duru:

We acknowledge receipt of a comment letter (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (“the Staff”’) dated November 6, 2012 with respect to Electromed, Inc.’s (the “Company”) Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on November 5, 2012 (the “Amendment”), File No. 01-34839. On behalf of the Company, we submit this letter in response to comments from the Staff contained in the Letter. We appreciate the Staff’s prompt consideration of this response. For ease of reference, we have set forth the Staff’s comments in bold and italics and the Company’s responses in plain type immediately following each comment.

Election of Directors, page 9

1. In your response to comment 12 of our initial letter, you represented that the proponent failed to provide timely notice as set forth in Rule 14a-4(c)(1). Your response to prior comment 3 of our letter dated November 2, 2012, however, indicates that the proponent provided notice on August 24, 2012, which was two days in advance of the deadline set forth in your proxy materials for the fiscal 2012 Electromed meeting. Given that notice by the proponent appears to have been timely submitted, please provide us with your detailed analysis of the basis for the exercise of your discretionary authority with respect to proposal 1. Please provide a detailed response and refer to relevant staff interpretative positions and/or guidance in support of your conclusion.

Company Response: The Company acknowledges the Staff’s comment and wishes to provide further explanation regarding its response to prior comment 3 of the Staff’s November 2, 2012 letter and comment 12 of the Staff’s initial letter. As provided in prior comment 3, the Company received notice from the shareholder proponent on August 24, 2012 with regard to potential floor proposals by the proponent at the annual meeting. As provided in the Company’s response to comment 12 of the Staff’s initial letter, such “notice” was “timely received.” However, for the reasons provided below, the Company believes that its designated proxies may still exercise discretionary authority to vote against any floor proposal raised by the proponent at the annual meeting regarding the size of the Company’s board of directors.

As provided in the Company’s response to comment 12 of the Staff’s initial letter, the basis for the proxy holders’ discretionary authority to vote against a proposal seeking to increase the board’s size is Rule 14a-4(c)(2). Rule 14a-4(c)(2) states that a proxy may confer discretionary authority to vote on a matter for which the registrant has received timely notice in connection with the annual meeting if the registrant includes in the proxy statement “advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter.” The Company received timely notice (as determined under paragraph (c)(1) of Rule 14a-4) of the potential proposal of an adjustment in the size of the Company’s board of directors and included in its proxy statement advice on the nature of the matter and how the Company intends to exercise its discretion on such matter. Pages 1, 8, and 27 of the Amendment contain disclosure that provides, in relevant part, “[first], the shareholder may present a proposal to change the number of directors on the Board of Directors. If this proposal is properly presented, it is intended that the persons named as proxies will use their discretionary authority to vote against such proposal.”

Also as provided in the Company’s response to comment 12 of the Staff’s initial letter, the Company acknowledges that Rule 14a-4(c)(2) further states that a registrant may not exercise discretionary authority if (1) the proponent has provided the registrant with a written statement within the time frame in Rule 14a-4(c)(1) that the proponent intends to deliver a proxy statement and form of proxy to the holders of at least the percentage of the registrant’s voting shares required to carry the proposal; (2) if the proponent includes such a statement in its proxy materials; and (3) if the proponent, immediately after soliciting the percentage of voting shares required to carry the proposal, provides the registrant with a statement that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the registrant’s voting shares required to carry the proposal.

The August 24, 2012 notice from the shareholder proponent stated only that the shareholder “reserve[d] the right…to submit a related adjustment to the size of the Company’s Board of Directors at [the] annual meeting.” The notice did not provide a written statement, in the manner contemplated by Rule 14a-4(c)(2), that the proponent intends to deliver a proxy statement and form of proxy to the holders of at least the percentage of the registrant’s voting shares required to carry the proposal. The notice was therefore timely but deficient, in that it failed to contain the written statement necessary to prevent the Company’s designated proxies from exercising discretionary authority under Rule 14a-4(c)(2).

The Staff’s “Telephone Interpretation 7S. Rule 14a-4(c)(1), (c)(2)” provides as follows:

If the notice is timely but deficient (i.e., does not comply with the requirements listed in 14a-4(c)(2)(i) by, for example, failing to indicate that the proponent intends to deliver a proxy statement and form of proxy to holders of at least that percentage of the company's voting shares necessary to approve the matter), the company would not be required to put the matter on its proxy card. However, the company's ability to exercise discretionary authority is conditioned on including in its proxy statement advice on the nature of the matter and how the company intends to exercise its discretion to vote on that matter.

As provided above, the shareholder proponent’s notice was deficient for the reason specified in the Telephone Interpretation, and the Company did provide in its proxy statement advice on the nature of the matter and how the Company intends to exercise its discretion to vote on that matter. The Company therefore asserts that its designated proxies may exercise discretionary authority to vote against any floor proposal raised by the proponent at the annual meeting regarding the size of the Company’s board of directors.

The Company acknowledges that its statement in prior comment 12 to the Staff’s initial letter that the Company “did not receive the required written statement from the proponent of the potential proposal to increase the board’s size within the time frame in Rule 14a-4(c)(1)” may have inadvertently caused unnecessary confusion regarding the timely receipt of the shareholder proponent’s notice. The Company was referring only to the non-receipt of the required written statement regarding the proponent’s intent to deliver a proxy statement and form of proxy to holders of at least a percentage of the Company’s voting shares necessary to approve the matter within the required timeframe, and not to the timely receipt of any notice from the shareholder. The Company regrets any confusion caused by its response to prior comment 12.

On behalf of the Company and each participant, having been authorized to make such acknowledgements of their behalf, the Company and each participant acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the Commission has any questions or comments regarding the foregoing, please telephone the undersigned, counsel to Electromed, at (612) 492-7252. Facsimile transmissions may be sent to the undersigned at (612) 492-7077. Email transmissions may be sent to the undersigned at rbrauer@fredlaw.com.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

cc:	James J. Cassidy, Ph.D. (Interim Chief Executive Officer – Electromed, Inc.) Stephen H. Craney (Chairman of the Board – Electromed, Inc.)